Craig G. Ongley

(214) 777-4241

congley@krcl.com

January 17, 2013

Roger Schwall, Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	TransCoastal Corporation
Amendment No. 2 to Registration Statement on Form S-1
Filed December 31, 2013
File No. 333-191566
Quarterly Report on Form 10-Q
Filed November 11, 2012
File No. 1-14665

Dear Mr. Schwall:

With regards to your letter dated January 10, 2014, we have responded to the staff's comments and numbered our responses to correspond with the comment number in your letter. Please see our responses below:

Amendment No. 2 to Registration Statement on Form S-1

General

1.

We reissue prior comment 1 in part as you have not completely updated all the requested disclosure, specifically the Table of Contents to the Consolidated Financial Statements. Please update your disclosure throughout your prospectus to conform, as necessary, to your updated financial information.

RESPONSE:

We have revised the registration document in accordance with your comment. Please see  page F-1.

2.

We note your response to prior comment 6 which indicates that you utilized reserve quantities as of December 31, 2010 in your calculations of depreciation, depletion, and amortization for the interim periods ended June 30, 2013 and June 30, 2012. Please revise to clarify why you did not include reserve data as of December 31, 2011 and December 31, 2012. As previously requested, provide your calculations of depreciation, depletion and amortization for all period presented consistent with the definition as disclosed on page F-8.

RESPONSE:

We investigated the depletion issue and believe we have the answer.  It appears the DD&A decreased due to Company overestimating the first two quarters of 2012, thus recording less depletion in Q3 and Q4 based on an updated estimate.   This is mainly caused by the utilizing a reserve basis of about $7.9 million (as prepared by the bank) to record depletion for those first two months of 2012 rather than the $11.5 million in reserve basis (as prepared using SEC pricing) which was updated around that point in time for the anticipated filings.  However, if you compare the DD&A average for 2013 compared to the average for 2012, it is comparable.  I have also attached a schedule of this for reference.

Depletion Calculation through 6/30/2013

Depletion Calculation:
Current Period Production (BOE)	27,552	Production through 6/30/2013
Beginning of year reserves (BBLE)	11,150,180	From 1/1/2013 Reserve Report

Calculated depletion rate	0.25%

Depletable Balance	88,769,850	Includes future production from 1/1/13 reserve report

Depletion for period	$219,350

Depletion Calculation through 6/30/2012

Depletion Calculation:
Current Period Production (BOE)	24,131	Production through 6/30/2012
Beginning of year reserves (BBLE)	11,527,867	From 1/1/2013 Reserve Report

Calculated depletion rate	0.21%

Depletable Balance	93,117,050	Includes future production from 1/1/12 Reserve Report

Depletion for period	$194,920

Depletion Calculation:
Current Period Production (BOE)	24,131
Beginning of year reserves (BBLE)	7,915,000	From Reserve Report

Calculated depletion rate	0.30%

Depletable Balance	93,117,050

Depletion for period	$283,892

Prospectus Summary, page 1

3.

In our December 10, 2013 letter, comment 2 requested: (d) cash flows – summary and individual entities – with annual detail for the entire economic life (e.g. 30 years) of the properties; (f) Engineering exhibits (e.g. maps, rate/time plots, volumetric calculations, analogy well performance) for each of the three largest wells/locations (net proved reserve basis) in the proved developed non-producing (“PNP”) and prove undeveloped categories (6 entities in all) as well as the AFE and development narrative for each of the three PNP and three PUD properties. Please provide this information for the Savell #6 PUD, Savell #7 PUD, Savell #4 PUD, J.J. Wall PNP, Heithold PNP and the Leopold “B” PNP and ensure that the decline parameters – including initial and final decline rates - are presented on the rate/time plots or individual property cash flows. We found none of these items in the thumb drive received January 10, 2014. We reissue our prior comment two.

RESPONSE:

In response to your comment we are supplying the information requested on a thumb drive being sent to the Commission via Fed Ex to the attention of Mr. Ronald Winfrey.

4.

In our prior comment 2 we asked, in part, for technical support for the proved reserves you attributed to the Meers C lease: “…Meers C monthly gas production figures for 2012 and 2013 do not exceed 555 MCF and do not agree with your rate time projection’s initial gas rate of 1278 MCF/month.” You responded that the estimate was performed by your third party engineer who combined the production of all four of your Meers leases into one lease called the Meers C and that the Texas Railroad Commission recognizes each of the leases individually and their figures differ accordingly. The Railroad Commission website’s total production for all the Meers leases during the fourth quarter of 2012 appear to be 2866 MCFG or 955 MCFG/mo which is well below the 1278 MCFG/mo initial rate used in your reserve estimate. These estimated reserves appear to be significantly higher than would be justified by the production history. Please provide us with support for your projection of future production here. Otherwise, amend your document to remove these reserves from your filing.

RESPONSE:

In response to your comment we are supplying the information requested on a thumb drive being sent to the Commission via Fed Ex to the attention of Mr. Ronald Winfrey.

Management's Discussion and Analysis of Financial Condition and Results of Operations, Page 20

5.

We note your response and have considered our telephone discussion on January 10, 2014. In an appropriate location, expand your discussion of drilling fees to clarify whether these services involve assets and equipment other than those that you use for your exploration and production operations.

RESPONSE:

We have modified our discussion in accordance with your comment. Please see page 20.

Our Business, page 23

Average Sales Prices, page 33

6.

In part, our prior comment 8 asked you to “[i]llustrate for us how you calculated the projected gas prices for the WAB-Evelyn 3, Pugh and Meers C properties to be $11.40, $5.46 and $17.55 per MCF, respectively.” In our January 10, 2014 telephone call, you indicated that you would provide 2012 natural gas and NGL sales statements for all your producing properties. In addition, please provide to us the gas price calculations for the WAB-Evelyn 3, Pugh and Meers C properties as we requested previously.

RESPONSE:

In response to your comment we are supplying the information requested on a thumb drive being sent to the Commission via Fed Ex to the attention of Mr. Ronald Winfrey.

Marketing, page 35

7.

We reissue our prior comment 14 in part. Please add as an exhibit the marketing agreement with Valero. We note that you have filed as Exhibit 10.14 an amendment to the marketing agreement, as well as Exhibit “A” to the agreement, but that you have not filed the marketing agreement itself.

RESPONSE:

The Marketing Agreement has been added to Exhibit 10.14 as requested.

Selling Stockholders, page 40

8.	In your response letter, you indicate that you have deleted the column entitled “Components.” However, review of the amendment indicates that the column is still there. Please advise or revise.

RESPONSE:

The column has been removed as requested. Please see pages 41-42.

Form 10-Q for the Quarterly Period Ended September 30, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 13

Results of Operations, page 14

Revenue, page 14

9.

Your revenue discussions should identify (and quantify) changes resulting from production quantities, prices and other factors. Other factors should be described and where necessary quantified. In this manner, we note that production volumes and average selling prices of oil and natural gas have been omitted for all periods presented. Please revise throughout MD&A to include these disclosures.

RESPONSE:

We have revised and amended our 10-Q for the period ending September 30, 2013 and are filing the amended report at the same time as the amended S-1 or shortly thereafter.

We have also supplied a clean and redlined copy of the amended S-1 via EDGAR for your use. Please contact the undersigned should you have any questions.

Sincerely,

/s/ Craig G. Ongley